Exhibit 99.1

Boqii Announces Board Changes

SHANGHAI, May 9, 2023 /PRNewswire/ -- Boqii Holding Limited ("Boqii" or the "Company") (NYSE: BQ), a leading pet-focused platform in China, today announced that each of Ms. Noorsurainah (Su) Tengah and Mr. Leaf Hua Li has resigned from their positions as the Company’s directors due to personal reasons, effectively immediately. The Company further announced that Mr. Su Zhang has been appointed as an independent director of the Company and a member of the Audit and Nominating committees of the board, effective immediately.

Mr. Su Zhang, with over 28 years of experience in the technology and internet industry, has worked at international well-known technology enterprises for more than 20 years. The board of directors welcomes Mr. Su Zhang to the Company and wishes to extend its deep gratitude to Ms. Tengah and Mr. Li for their contributions to the continued growth of Boqii throughout the years. Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer, said: “We are pleased to have Mr. Su Zhang join our board. His deep expertise in technology, internet and management makes him a perfect fit for our board and our business. As we welcome the new addition to our board, we would also like to thank Ms. Tengah and Mr. Li for their support and services to us over the years. We wish them the very best in their future endeavors.”

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

For investor and media inquiries, please contact:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com